

May 9, 2017

Mail Stop 4720

<u>Via E-Mail</u>
Joseph Molluso
Chief Financial Officer
Virtu Financial, Inc.
900 Third Avenue, 29th Floor
New York, NY 10022

      Re: **Virtu Financial, Inc.**
               Form 10-K for the Year Ended December 31, 2016
               Filed March 14, 2017
               Form 8-K
               Filed April 20, 2017
               File No. 001-37352

Dear Mr. Molluso:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Non-GAAP Financial Measures and Other Items, page 49</u>

1.   We note your presentation and discussion of Adjusted Net Trading Income ("ANTI") by asset class on pages 5-7 and the tabular presentation by category on page 52. We also note that you do not disclose comparable information by asset class and category for your "trading income, net" (i.e., the U.S. GAAP measure), which causes your non-GAAP measure to be more prominent than the most directly comparable GAAP measure. Please tell us why you believe this presentation complies with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on

May 17, 2016 (the "updated Non-GAAP C&DI") in providing equal or greater prominence to the comparable GAAP measure.

2.   We note your methodology for calculating ANTI differs from your methodology for recording "trading income, net" in accordance with U.S. GAAP, which has the impact of effectively deferring or accelerating revenue recognition in your non-GAAP financial measure. Please tell us why you believe the non-GAAP adjustments accelerating revenue recognition complies with Question 100.04 of the updated Non-GAAP C&DI.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 66

3.   We note your qualitative discussion of interest rate risk, derivative instruments, foreign currency risk and market risk without corresponding quantitative information associated with these risks. In addition, we note your heavy involvement with derivative instruments disclosed in Note 10 on page 95 as well as your categories of trading income from equities (i.e., Americas, EMEA and APAC equities), global commodities and global currencies. Given the significance of these items to your results of operations, please revise to provide quantitative disclosures about market risk associated with each type of risk. Refer to Item 305 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Organization and Basis of Presentation, page 76

4.   We note that the Company operates under one reportable segment. We also note your presentation of ANTI on page 52 by category (i.e., Americas Equities, EMEA Equities, APAC Equities, Global Commodities, etc.), which you also describe on page 50 as a financial measure used by management to assess performance and make strategic decisions. Given that ANTI appears to represent a measure of profitability (i.e., revenues less direct costs) and is used by management to assess performance and make strategic decisions, please tell us why you believe these categories do not represent separate operating and reportable segments in accordance with ASC 280. Refer to ASC 280-10-50-1.

Item 9B. Other Information, page 110

5.   We note your disclosure stating that you have made corrections to the consolidated statements of comprehensive income for the year ended December 31, 2016 included in this Form 10-K compared to the earnings release furnished as Exhibit 99.1 on Form 8-K on February 2, 2017 relating to finalization of transfer pricing arrangements. Similarly, we note that there have been changes to the "operations and administrative," "provision for income taxes" and "noncontrolling interest" line items included in the 2016 Form 10-

K compared to the earnings release provided on February 2, 2017. Please address the
following:

- Tell us the nature and amount of all adjustments recognized in your 2016 Form
  10-K that were not reflected in your earnings release on February 2, 2017. In this
  regard, explain to us why noncontrolling interest appears to be the line item that
  was most significantly impacted by your adjustments. Provide us with the
  relevant accounting literature supporting your treatment.

- Tell us whether the changes and adjustments identified above represent a
  correction of an error or relate to any period prior to the fourth quarter of 2016. If
  so, provide us with your materiality analysis of the error.

- Explain to us how these changes are reflected in your income tax footnote (i.e.,
  Note 11 beginning on page 95). In this regard, tell us and revise your disclosures
  in future filings to explain the change in the federal deferred provision from
  $3,345 for the year ended December 31, 2015 to $13,547 for the year ended
  December 31, 2016.

Form 8-K Filed April 20, 2017

Exhibit 99.2

6.   We note that you present flash results for the first quarter of 2017 that you expect to
      announce on May 4, 2017, which include net income, EBITDA, and Pro Forma Adjusted
      Net Income, among others. Please address the following:

- The use of the term "pro forma" does not appear to align with the meaning within
  Article 11 of Regulation S-X. Revise your future filings to remove reference to
  the term "pro forma," and ensure your non-GAAP measures are properly
  described.

- We note that EBITDA is included under the "GAAP Measures" header. Revise
  your future filings to label and identify EBITDA as a non-GAAP financial
  measure.

- We note that some of your reported results changed from the flash results on April
  20, 2017 to the full results announced on May 4, 2017. For example, we note that
  net income and EBITDA margin changed from $21.3 million and 44.7% to $21.1
  million and 45.7%, respectively. Tell us what changed and why. In addition,
  clearly disclose in your future filings if there has been a change to previously
  reported and announced financial results and the reason for the change.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Cara Lubit, Staff Accountant, at 202-551-5909 or Robert Klein, Staff Accountant, at 202-551-3847 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services